Filed Pursuant to Rule 433

Registration No. 333-228364

**PXG DETAILS** $1.897bln+ SDART 2021-1 (Subprime Auto)

Joint Leads: J.P. Morgan (str), MUFG, and RBC

Co-Managers: Deutsche Bank, SIS, Societe Generale

CL	$AMT(MM)	WAL	P.WIN	E.FNL	L.FNL	MDY/F	SPREAD	YLD%	CPN%	$PX
A-1	224.00	0.15	1-3	05/21	02/22	P-1/F1+	IntL+1	0.15838	0.15838	100.00000
A-2	600.00	0.69	3-15	05/22	11/23	Aaa/AAA	EDSF+13	0.294	0.29	99.99736
A-3	279.09	1.52	15-22	12/22	09/24	Aaa/AAA	EDSF+14	0.323	0.32	99.99578
B	199.36	2.03	22-27	05/23	04/25	Aaa/AA	IntS+30	0.507	0.50	99.98696
C	320.08	2.64	27-37	03/24	02/26	Aa1/A	IntS+50	0.758	0.75	99.98223
D	274.66	3.49	37-48	02/25	11/26	Baa1/BBB	IntS+78	1.137	1.13	99.98525
E	162.81	<<<NOT OFFERED>>>

Expected Settle : 02/17/21	Registration : SEC Registered
First Pay Date : 03/15/21	ERISA : Yes
Expected Ratings : Moody’s, Fitch	Pxing Speed : 1.50% ABS to 10.00% Call
Ticker : SDART 2021-1	Min Denoms : $1k x $1k
Expected Pricing : Priced	Bill & Deliver : J.P. Morgan
ABS-15G Filing : Fri, 01/29

CUSIPs A-1 : 80286NAA4	Available Information
A-2 : 80286NAB2	* Preliminary Prospectus: Attached
A-3 : 80286NAD8	* Ratings FWP : Attached
B : 80286NAE6	* Intex CDI : Separate Message
C : 80286NAF3	* DealRoadshow.com : SDART20211
D : 80286NAG1
E : 80286NAH9

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 800-408-1016 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.